September 23, 2022

AMTD Global Markets Limited

23/F-25/F, Nexxus Building,

41 Connaught Road Central,

Hong Kong

Maxim Group LLC

300 Park Avenue, 16th Floor,

New York, NY 10022

United States

Tiger Brokers (NZ) Limited

Level 27, 151 Queen Street,

Auckland Central, Auckland 1010

New Zealand

(Representatives are in alphabetical order)

as representatives of the several underwriters

Via EDGAR

Ms. Effie Simpson

Ms. Jean Yu

Ms. Erin Donahue

Mr. Geoffrey Kruczek

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Nano Labs Ltd (CIK No. 0001872302)

Registration Statement on Form F-1, as amended (File No. 333-266825)

Dear Ms. Simpson, Ms. Yu, Ms. Donahue and Mr. Kruczek,

We hereby join Nano Labs Ltd (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 5:00 p.m., Eastern Time, on September 26, 2022, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, approximately 432 copies of the Company’s preliminary prospectus dated September 6, 2022 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

As representative to the several underwriters

AMTD GLOBAL MARKETS LIMITED

By:	/s/ Ming Lin Cheung
Name:	Ming Lin Cheung
Title:	Head of Global Capital Markets
Managing Director

[Signature Page to Underwriter’s Acceleration Request]

Very truly yours,

As representative to the several underwriters

MAXIM GROUP LLC

By:	/s/ Cliff Teller
Name:	Cliff Teller
Title:	Co-president

[Signature Page to Underwriter’s Acceleration Request]

Very truly yours,

As representative to the several underwriters

TIGER BROKERS (NZ) LIMITED

By:	/s/ Vincent Cheung
Name:	Vincent Cheung
Title:	CEO

[Signature Page to Underwriter’s Acceleration Request]